                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 11-K
                   ----------------------------------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 1998 or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _______ to ________

Commission file number 01-13407

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       HUSSMANN INTERNATIONAL, INC.
              RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      HUSSMANN INTERNATIONAL, INC.
                      12999 ST. CHARLES ROCK ROAD
                       BRIDGETON, MISSOURI 63044

REQUIRED INFORMATION


                      HUSSMANN INTERNATIONAL, INC.
              RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

              Financial Statements as of December 31, 1998
               together with Independent Auditor's Report

                               TABLE OF CONTENTS

                                                                              Page
Independent Auditors' Report                                                    1

Financial Statements:

      Statement of Net Assets Available for Benefits,
      with Fund Information, as of December 31, 1998                            2

      Statement of Changes in Net Assets Available for Benefits,
      with Fund Information, for the year ended December 31, 1998               3

      Notes to Financial Statements                                             4

                    INDEPENDENT AUDITORS' REPORT



To the Administrative Committee of
Hussmann International, Inc. Retirement Savings Plan for Hourly
Employees:

We have audited the accompanying statement of net assets available for benefits of the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG LLP

June 28, 1999

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

                                              HUSSMANN INTERNATIONAL, INC.
                                      RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                          Statement of Net Assets Available for Benefits, with Fund Information

                                                    December 31, 1998
                                                                                          AGGRESSIVE        FIXED        LARGE
                                            CONSERVATIVE     MODERATE       GROWTH          GROWTH         INCOME       COMPANY
                                             PORTFOLIO       PORTFOLIO     PORTFOLIO      PORTFOLIO         FUND         FUND
                                            ------------     ---------     ---------      ----------       -------     ---------
Assets:
   Plan interest in
     Hussmann International, Inc.
     Defined Contribution
     Master Trust                             $275,685        920,547      1,694,624      3,227,152        653,455     1,001,057

   Contributions receivable:
     Employee contribution                       4,138         11,048         22,005         55,823          8,193        17,129
     Employer, net of forfeitures                1,733          3,629          9,145         19,595          2,057         5,735
                                              --------        -------      ---------      ---------        -------     ---------

         Total assets                          281,556        935,224      1,725,774      3,302,570        663,705     1,023,921

Liabilities -- expenses payable                    524          1,747          2,971          3,145          3,844         1,922
                                              --------        -------      ---------      ---------        -------     ---------

         Net assets available
           for benefits                       $281,032        933,477      1,722,803      3,299,425        659,861     1,021,999
                                              ========        =======      =========      =========        =======     =========

                                                SMALL                       HUSSMANN      PARTICIPANT
                                               COMPANY     INTERNATIONAL     STOCK           NOTES
                                                 FUND           FUND          FUND        RECEIVABLE      TOTAL
                                               -------     -------------    --------      -----------   ---------
Assets:
   Plan interest in
     Hussmann International, Inc.
     Defined Contribution
     Master Trust                              170,724        143,036        781,315        400,121     9,267,716

   Contributions receivable:
     Employee contribution                       3,424          2,415         12,492            --        136,667
     Employer, net of forfeitures                1,264            584          3,974            --         47,716
                                               -------        -------        -------       --------     ---------

         Total assets                          175,412        146,035        797,781        400,121     9,452,099

Liabilities -- expenses payable                    524            350          2,446            --         17,473
                                               -------        -------        -------       --------     ---------

         Net assets available
           for benefits                        174,888        145,685        795,335        400,121     9,434,626
                                               =======        =======        =======       ========     =========

See accompanying notes to financial statements.

                                              HUSSMANN INTERNATIONAL, INC.
                                      RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                    Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                              Year ended December 31, 1998
                                                                                          AGGRESSIVE        FIXED        LARGE
                                            CONSERVATIVE     MODERATE       GROWTH          GROWTH         INCOME       COMPANY
                                             PORTFOLIO       PORTFOLIO     PORTFOLIO      PORTFOLIO         FUND         FUND
                                            ------------     ---------     ---------      ----------       -------     ---------
Additions to net assets:
   Net investment income from
     the Hussmann International, Inc.
     Defined Contribution
     Master Trust                             $ 31,782        130,810        262,075        538,820         39,665       203,302

   Contributions:
     Participant                                61,502        200,303        397,024        932,048        113,405       239,104
     Employer, net of forfeitures               20,520         29,994         92,742        167,794         22,612        53,620
                                              --------        -------      ---------      ---------        -------     ---------

         Total additions                       113,804        361,107        751,841      1,638,662        175,682       496,026
                                              --------        -------      ---------      ---------        -------     ---------

Deductions from net assets:
   Participants' withdrawals                    25,425         85,787        102,596        345,781         50,394       101,615
   Administrative expenses                       1,588          5,168          8,861          8,898         12,755         5,501
                                              --------        -------      ---------      ---------        -------     ---------

         Total deductions                       27,013         90,955        111,457        354,679         63,149       107,116
                                              --------        -------      ---------      ---------        -------     ---------

Interfund transfers                             15,510         37,402          8,018         36,576         48,534        18,415
                                              --------        -------      ---------      ---------        -------     ---------

         Net increase                          102,301        307,554        648,402      1,320,559        161,067       407,325

Transfer from prior plans                      178,731        625,923      1,074,401      1,978,866        498,794       614,674

Net assets available for benefits:
   December 31, 1997                               --             --             --             --             --           --
                                              --------        -------      ---------      ---------        -------     ---------

   December 31, 1998                          $281,032        933,477      1,722,803      3,299,425        659,861     1,021,999
                                              ========        =======      =========      =========        =======     =========

                                                SMALL                       HUSSMANN      PARTICIPANT
                                               COMPANY     INTERNATIONAL     STOCK           NOTES
                                                 FUND           FUND          FUND        RECEIVABLE      TOTAL
                                               -------     -------------    --------      -----------   ---------
Additions to net assets:
   Net investment income from
     the Hussmann International, Inc.
     Defined Contribution
     Master Trust                               13,965         24,494        207,761         17,727     1,470,401

   Contributions:
     Participant                                54,941         41,402        183,605            --      2,223,334
     Employer, net of forfeitures               13,303          4,114         38,349            --        443,048
                                               -------        -------        -------       --------     ---------

         Total additions                        82,209         70,010        429,715         17,727     4,136,783
                                               -------        -------        -------       --------     ---------

Deductions from net assets:
   Participants' withdrawals                    14,243         19,548         57,598       (308,372)      494,615
   Administrative expenses                       1,493            927          6,665            --         51,856
                                               -------        -------        -------       --------     ---------

         Total deductions                       15,736         20,475         64,263       (308,372)      546,471
                                               -------        -------        -------       --------     ---------

Interfund transfers                            (13,659)       (17,657)         5,752       (138,891)          --
                                               -------        -------        -------       --------     ---------

         Net increase                           52,814         31,878        371,204        187,208     3,590,312

Transfer from prior plans                      122,074        113,807        424,131        212,913     5,844,314

Net assets available for benefits:
   December 31, 1997                               --             --             --             --           --
                                               -------        -------        -------       --------     ---------

   December 31, 1998                           174,888        145,685        795,335        400,121     9,434,626
                                               =======        =======        =======       ========     =========

See accompanying notes to financial statements.

                    HUSSMANN INTERNATIONAL, INC.
            RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

                   Notes to Financial Statements

                         December 31, 1998

1) DESCRIPTION OF PLAN

   The following brief description of the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

   On January 1, 1998, Hussmann International Inc. (Hussmann or the Company), created the Plan and the Hussmann International Inc. Defined Contribution Master Trust (the Trust) to manage retirement activity of active Hussmann employees which was formerly managed by the Whitman Corporation Defined Contribution Master Trust and the Whitman Corporation Retirement Savings Plan. Effective January 1, 1998, assets related to the active Hussmann employees were transferred from the Whitman Corporation Defined Contribution Master Trust to the Trust. The Plan created by Hussmann maintained the same investing options as those offered by the Whitman Corporation Retirement Savings Plan except that the Whitman Corporation stock investment option was replaced on January 30, 1998 with the Hussmann stock investment option as a result of Hussmann being spun-off from Whitman Corporation.

        GENERAL

        The Plan is a defined contribution plan which covers eligible employees of Hussmann. Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a Participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        CONTRIBUTIONS

        The Plan permits the Employer to select from a variety of features to offer a custom-tailored plan to employee groups. The Employer offers the Plan in the form of a Pre-tax 401(k) Savings Plan. A variety of employee/employer contribution arrangements are available and are in effect for various employee groups.

        The total annual pre-tax contributions by a Participant were limited in 1998 to the lesser of $10,000 (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the Participant's total compensation during the year.

        FORFEITURES

        Forfeited Employer contributions resulting from terminations of employment or withdrawal from the Plan are used to reduce Employer contributions. In the event a Participant is rehired and reimburses the amount disbursed to him or her from the Plan within the time period specified in the Plan, the Employer is required to restore to the Participant's account any previously forfeited amount used to reduce Employer contributions.

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

        PLAN TERMINATION

        Although it has not expressed any intent to do so, Hussmann has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Participants will become 100% vested in their accounts.

        PARTICIPANT ACCOUNTS

        Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

        PARTICIPANT NOTES RECEIVABLE

        In accordance with plan provisions, loans are made to Participants in amounts not to exceed the lesser of one-half of the Participant's vested account balance or $50,000. The loans bear interest at the Trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through Participant payroll withholdings under a reasonable repayment schedule of not more than five years.

        VESTING

        Participants will be 100% vested in Employer contributions made after completion of 5 years of vesting service (with 20% vesting after each year), if permanently disabled, upon attainment of age 65, upon death, or if terminated by an Employer for specific reasons.

        Participants are immediately vested in their voluntary contributions and actual earnings thereon.

        PAYMENT OF BENEFITS

        Upon termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in periodic installments over a period of time up to a maximum of fifteen years, in the form of a single or joint life annuity, or periodic distributions of at least $500, each in an amount designated by the Participant but not to exceed two distributions per plan year.

        EXPENSES

        External administrative expenses for the preparation and maintenance of the Plan's financial records and participant statements, and service fees on insurance contracts are paid from plan assets. Trustee, legal, and all other external expenses are also paid from plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

        INVESTMENT OPTIONS

        Participants in the Plan have the right to direct that their contributions and account balance be invested in one or more portfolios/funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 1998 contributions may be invested through the following options:

             *    Conservative Portfolio
             *    Moderate Portfolio
             *    Growth Portfolio
             *    Aggressive Growth Portfolio
             *    Fixed Income Fund
             *    Large Company Fund
             *    Small Company Fund
             *    International Fund
             *    Hussmann Stock Fund

        Earnings on investments in each of the investment funds are reinvested in the respective funds.

        TwentyTwenty Advisors is the portfolios'/funds' investment manager and invests in funds that are managed by State Street Global Advisors. The portfolios' investment strategies or the funds' composition and investment sub-advisor, if applicable, of each investment option is as follows:

        * Conservative Portfolio - The portfolio maintains 60% of its assets in bonds and 40% in a blend of three U.S. and international stock index funds.

        * Moderate Portfolio - The portfolio maintains 40% of its assets in bonds and 60% in a blend of three U.S. and international stock index funds.

        * Growth Portfolio - The portfolio maintains 20% of its assets in bonds and 80% in a blend of three U.S. and international stock index funds.

        * Aggressive Growth Portfolio - The portfolio maintains 100% of its assets in a blend of three U.S. and international stock index funds.

        * Fixed Income Fund - The fund invests in a diversified group of investment contracts issued by insurance companies, banks, and other financial institutions. PRIMCO Capital Management is the sub-advisor to the Fund.

        * Large Company Fund - The fund invests in the 500 stocks in the S&P 500 Index (the Index) in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in future contracts.

        * Small Company Fund - The fund invests in the stocks represented in a special index of approximately 2,500 small to medium size companies (the Russell 3000 index minus the 500 companies that appear in the Index). The Fund may also hold 2-5% of its value in future contracts.

        * International Fund - The fund invests in stocks listed on stock markets of the world's developed countries.

        * Hussmann Stock Fund - The fund invests primarily in shares of Hussmann common stock. The fund requires enough liquidity to process participant transactions on a daily basis. In order to meet this liquidity requirement, the fund holds investments other than Hussmann stock. The amount of investments in funds other than Hussmann stock is very minimal.

             The stock formerly held by this fund at the beginning of the year was that of Whitman Corporation. After the January 30, 1998 dividend of Hussmann and Midas shares to Whitman stockholders of record on January 16, 1998 as a result of the spin-off of

             Hussmann and Midas from Whitman Corporation, the Plan held shares of Whitman Corporation, Hussmann, and Midas. Due to the terms of the Plan, the stock fund for the Plan could only hold shares of stock for the company that sponsored the particular trust. Thus, the shares of Whitman Corporation and Midas held by the Plan were exchanged with Whitman Corporation and Midas for Hussmann shares of equivalent value on February 3, 1998. The exchange was based upon the average New York Stock Exchange share value for the preceding four business days.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION

        The accompanying financial statements are prepared on the accrual basis of accounting except for benefit payments.

        INVESTMENT VALUATION AND INCOME RECOGNITION

        The Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

        Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the year ended December 31, 1998 was approximately 6.2%. The aggregate interest rate for the investment contracts as of December 31, 1998 was approximately 5.8%.

        The Trust records investment transactions on a trade date basis.

        BENEFITS PAID TO PARTICIPANTS

        Benefits are recorded when paid.

        USE OF ESTIMATES

        The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on estimates and assumptions by the Plan's management. Actual results could differ from those estimates.

(3) TRUST FUND MANAGED BY THE TRUSTEE

    Plan assets are maintained in the Trust managed by The Northern Trust Company (the Trustee) on behalf of the Plan. The Trustee is directed by the Plan's Participants or the Company as to the specific fund(s) to be acquired or redeemed. The Trustee executes the sales or purchases necessary to comply with the Plan Participant's or Company's direction. The investments and changes therein of the Trust have been reported to the Plan Administrator by the Trustee.

(4) INTEREST IN HUSSMANN INTERNATIONAL, INC. DEFINED CONTRIBUTION MASTER
    TRUST

    All assets of the Plan are in the Trust which was established for the investment of assets of the Plan and another Hussmann-sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Trustee. The Plan's interest in the net assets of the Trust is based on individual Plan Participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses related to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 1998, the Plan's interest in the net assets of the Trust was approximately 8%.

    The Trust held the following classifications of investments as of December 31, 1998:

    Investments at fair value:
         Common stock                                          $ 16,333,104
         Collective investment portfolios/funds                  77,597,635
         Participant notes receivable                             2,303,656

    Investment at contract value -
         investment contracts                                    24,435,212
                                                               ------------

            Total Trust investments                            $120,669,607
                                                               ============

    Investment income for the Trust is as follows for the year ended December 31, 1998:

    Net appreciation in value of investments:
         Common stock                                           $ 4,966,253
         Collective investment portfolios/funds                  13,461,023
                                                                -----------
                                                                 18,427,276
    Interest and dividends                                        1,350,693
                                                                -----------

            Total Trust investment income                       $19,777,969
                                                                ===========

(5) TAX STATUS

    The Plan Administrator has submitted but not received a determination letter for the Plan. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and are qualified under the applicable provisions of the Internal Revenue Code.

(6) CHANGE IN TRUSTEE

    The Company replaced The Northern Trust Company with State Street
    Bank & Trust Company as the Plan's Trustee effective January 1,
    1999. In addition, in May 1999, the Company's record keeper, State Street Global Advisors, outsourced its services to First Data Investor Services Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            HUSSMANN INTERNATIONAL, INC.
                            RETIREMENT SAVINGS PLAN
                            FOR HOURLY EMPLOYEES
                            By:  /s/ HELEN NELLING
                            Helen Nelling
                            Director - Compensation and Benefits
                            Services

Date:  June 29, 1999



Exhibits:

   Exhibit A -- Consent of Independent Public Accountants

                                                            Exhibit A

                    INDEPENDENT AUDITORS' CONSENT


The Administrative Committee
Hussmann International, Inc.
  Retirement Savings Plan for Hourly Employees:

We consent to incorporation by reference in the Registration Statement No. 333-44623 on Form S-8 of Hussmann International, Inc. of our report dated June 28, 1999, relating to the statement of net assets available for benefits of the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 1998 annual report on Form 11-K of the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees.


/s/ KPMG LLP


St. Louis, Missouri
June 28, 1999